SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Tailored Brands, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87403A107
(CUSIP Number)

Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87403A107	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 87403A107	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87403A107	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87403A107	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 14 (“Amendment No. 14”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2013 (as amended, the “Schedule 13D”) with respect to the shares of common stock, $0.01 par value, of The Men's Wearhouse, Inc., the predecessor of Tailored Brands, Inc., a Texas corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 14 have the meanings set forth in the Schedule 13D. This Amendment No. 14 amends Item 5 as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons beneficially own 0 shares of Common Stock, constituting 0% of the shares of Common Stock outstanding. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 49,048,248 shares of Common Stock outstanding as of April 18, 2017, as reported in the Issuer's Schedule 14A filed with the SEC on May 4, 2017.

(b)

(i)	Eminence Capital:
	(a)	As of the date hereof, Eminence Capital is not the beneficial owner of any shares of Common Stock.
Percentage: 0%.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(ii)	Eminence GP:
	(a)	As of the date hereof, Eminence GP is not the beneficial owner of any shares of Common Stock.
Percentage: 0%
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(iii)	Mr. Sandler:
	(a)	As of the date hereof, Mr. Sandler is not the beneficial owner of any shares of Common Stock.
Percentage: 0%
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c) On May 4, 2017 the Reporting Persons sold 7,253,578 shares of Common Stock in a block trade at a price of $12.20 per share. On May 5, 2017 Mr. Sandler sold 3,100 shares of Common Stock at a weighted average price of $12.50 per share. The shares of Common Stock were sold in multiple transactions at prices ranging from $12.43 to $12.53 inclusive. Mr. Sandler undertakes to provide to the Issuer, any security holder of the Issuer, or staff of the SEC, upon request, full information regarding the number of shares of Common Stock acquired at each price within the range set forth herein.

(d) Not applicable.

(e) May 4, 2017.

CUSIP No. 87403A107	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: May 5, 2017

/s/ Ricky C. Sandler
Ricky C. Sandler, individually; as
Managing Member of Eminence Capital GP, LLC, the General Partner of Eminence Capital, LP;
and as Managing Member of Eminence GP, LLC